SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 24, 2013

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by:
BHP Billiton Plc

Date:
24 May 2013

To:
London Stock Exchange

cc:
JSE Limited
New York Stock Exchange

For Release:
Immediately

Contact:
Elizabeth Hobley +44 (0) 20 7802 4054

BHP Billiton Plc - Director Declaration

In accordance with UK Listing Rule 9.6.14, BHP Billiton Plc confirms that News Corporation announced today that Jac Nasser, Chairman of the BHP Billiton Group, will be appointed to the Board of 21st Century Fox, the company which will retain the global media and entertainment businesses of News Corporation, following News Corporation’s previously announced separation into two independent publicly traded companies (the “Separation”). News Corporation announced that the appointment will be effective upon completion of the Separation which is expected to occur on 28 June 2013.

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

A member of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : May 24, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary